July 2, 2024

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Catalyst Strategic Income Opportunities Fund (File Nos. 333-276546 and 811-23928)

Dear Staff:

On behalf of Catalyst Strategic Income Opportunities Fund (the “Registrant”), we hereby electronically file, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") and the Securities Act of 1933, as amended (the "1933 Act"), the Registrant's First Pre-Effective Amendment to its Registration Statement on Form N-2 under the 1940 Act and 1933 Act. The purpose of this filing is to complete any information that was not included in the initial filing, provide financial statement disclosure and make other changes or edits to address staff comments.

If you have any questions concerning this filing, please contact the undersigned at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla